EXHIBIT (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and "Independent Registered Public Accounting Firm" and "Financial Statements" in the Statement of Additional Information, each dated April 4, 2022, and each included in this Pre-Effective Amendment No. 1 to the Registration Statement (Form N-2, File No. 333-257996) of Neuberger Berman High Yield Strategies Fund Inc. (the “Registration Statement”).
We also consent to the incorporation by reference of our report dated December 21, 2021, with respect to the financial statements and financial highlights of Neuberger Berman High Yield Strategies Fund Inc. included in the Annual Report to Shareholders (Form N-CSR) for the year ended October 31, 2021, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
April 4, 2022